

Mail Stop 3561

August 4, 2017

Doron Blachar
Chief Financial Officer
Ormat Technologies, Inc.
6225 Neil Road
Reno, NV 89511

> **Re:** **Ormat Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **Schedule 14A**
> **Filed April 10, 2017**
> **File No. 1-32347**

Dear Mr. Blachar:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Schedule 14A
Annual Bonus, page 25

1. We note that the payment of bonuses to your named executive officers (other than your CEO) pursuant to the Plan was based on the "achievement of certain performance measures" and that "[t]arget, minimum and maximum awards, specified as a percentage of the employee's base compensation, [were] established for each participating employee." Please revise to provide disclosure regarding the performance measures upon which such awards were based, how such performance measures were evaluated, the various target levels set by the Compensation Committee, and the level of performance actually achieved the Company and/or each named executive officer. Please also clarify whether the Compensation Committee has the discretion to grant such awards absent attainment of the stated performance targets. In addition, please revise to provide disclosure regarding the considerations made by the Compensation Committee when

determining the number of equity awards awarded to each named executive officer; in this regard, we note that, in making such determinations, the Compensation Committee considers the Company's performance and relative stockholder return, the expected contribution of the officer in question, the Company's growth and success and past awards given. Please refer to Item 402 (b)(2)(iv),(v) and (vi) of Regulation S-K.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products